REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the six months ended June 30, 2014

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

			December 31,
	Notes	June 30, 2014	2013
Assets

Current assets
Cash and cash equivalents		$4,323,053	$1,958,005
Sales taxes recoverable		35,044	24,504
Prepaid expenses and deposits		68,613	46,568
		4,426,710	2,029,077
Non-current assets
Equipment	6	22,465	23,324

Total assets		$4,449,175	$2,052,401

Liabilities

Current liabilities
Accounts payable and accrued liabilities	8	$320,612	$369,355

Non-current liabilities
Warrants denominated in a foreign currency	7g	29,305	208,387
Total liabilities		349,917	577,742

Shareholders’ equity
Common shares	7	14,047,244	9,430,914
Contributed surplus	7	2,917,928	2,305,713
Accumulated deficit		(12,865,914)	(10,261,968)
Total shareholders’ equity		4,099,258	1,474,659

Total liabilities and shareholders’ equity		$4,449,175	$2,052,401

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ “Peter Jensen”	/s/ “David Hall”
Director	Director

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three and six months ended
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the six months ended

	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Expenses
Research and development (Note 8)	368,173	323,761	826,162	503,641
General and administrative (Note 6 and 8)	1,006,253	686,876	1,731,435	1,203,486

Loss before other items	1,374,426	1,010,637	2,557,597	1,707,127
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 7g)	28,535	(26,639)	33,367	35,357
Foreign exchange (gain) loss	16,176	9,908	23,827	8,601
Scientific research and development credit (Note 9)	-	(150,783)	-	(150,783)
Interest income	-	-	(10,845)	-

Total comprehensive loss	$1,419,137	$843,123	$2,603,946	$1,600,302

Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.04)

Weighted average shares outstanding	50,605,441	44,986,279	48,523,591	44,160,25 6

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the six months ended
(Stated in Canadian Dollars)
(Unaudited)

	June 30,	June 30,
	2014	2013

Operating activities

Comprehensive loss	$(2,603,946)	$(1,600,302)
Add items not involving cash:
Depreciation	3,353	2,640
Stock-based compensation	482,968	377,804
Change in fair value of warrants (Note 7g)	33,367	35,357

Changes in non-cash working capital balances:
Sales taxes recoverable	(10,540)	38,630
Prepaid expenses and deposits	(22,045)	(63,877)
Accounts payable and accrued liabilities	(48,743)	301,476
Net cash used in operating activities	(2,165,586)	(908,272)

Investing activities

Purchase of equipment	(2,494)	-
Net cash used in investing activities	(2,494)	-

Financing activities

Issuance of common shares	4,824,343	608,651
Finder’s fee	(291,215)	(9,920)
Net cash provided by financing activities	4,533,128	598,731

Increase (decrease) in cash and cash equivalents during the period	2,365,048	(309,541)

Cash and cash equivalents, beginning of the period	1,958,005	384,286

Cash and cash equivalents, end of the period	$4,323,053	$74,745

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2014 and 2013 and the year ended December 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2014	48,118,609	$9,430,914	$-	$2,305,713	$(10,261,968)	$1,474,659
Shares issued upon exercise of warrants for	1,508,512	1,046,667	-	-	-	1,046,667
cash at US $0.50 – Note 7(b)
Shares issued for cash at CAD $0.75 – Note 7(b)	5,320,167	3,990,125	-	-	-	3,990,125
Finders fees – Note 7(b)	-	(420,462)	-	129,247	-	(291,215)
Stock based compensation – Note 7	-		-	482,968	-	482,968
Net loss for the period	-	-	-	-	(2,603,946)	(2,603,946)
Balance, June 30, 2014	54,947,288	$14,047,244	$-	$2,917,928	$(12,865,914)	$4,099,258

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2013	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158
Shares issued for cash at CAD $0.31	2,043,555	633,502	(24,851)	-	-	608,651
Finders fees	-	(9,920)	-	-	-	(9,920)
Stock based compensation	-	-	-	377,804	-	377,804
Net loss for the period	-	-	-	-	(1,600,302)	(1,600,302)
Balance, June 30, 2013	47,068,609	$8,942,664	$-	$2,288,425	$(11,833,698)	$(602,609)

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2014 and 2013 and the year ended December 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2013	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158
Shares issued for cash at CAD $0.31 – Note 7b	2,043,555	633,502	(24,851)	-	-	608,651
Shares issued for cash at CAD $0.50 – Note 7b	1,050,000	525,000	-	-	-	525,000
Finders fees – Note 7b	-	(46,670)	-	-	-	(46,670)
Stock based compensation – Note 7	-		-	395,092	-	395,092
Net loss for the period	-	-	-	-	(28,572)	(28,572)
Balance, December 31, 2013	48,118,609	$9,430,914	$-	$2,305,713	$(10,261,968)	$1,474,659

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967. The Company’s reporting jurisdiction is British Columbia. Its common shares are listed for trading in Canada on the TSXV, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. Initiation of Phase 2 trials are planned for 2014 on RepliCel’s RCT-01 treatment for Achilles tendinosis and RCH-01 treatment for androgenetic alopecia. Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. Both product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. These products are built on the company’s proprietary manufacturing platforms. RepliCel is also developing a unique programmable cell injector device designed for dermal injections. In addition to addressing the delivery requirements for RCT-01 and RCH-01, this device should have applications in many current dermatological injection procedures with the added benefit of physician controlled programmable depth and volumes.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the three and six month periods ended June 30, 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2013 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2013 annual financial statements. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated in note 4.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 25, 2014.

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a)        Going Concern of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At June 30, 2014 the Company, is in the research stage, has accumulated losses of $12,865,914 since its inception and expects to incur further losses in the development of its business. The Company has working capital of $4,106,098 at June 30, 2014; however it will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

a)        Going Concern of Operations - continued

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations. While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

b)        Change in Presentation

The Company has reclassified certain expenses to conform to the presentation adopted by similar companies in the life sciences field. There was no change to net operating loss for the change in presentation of research and development costs.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are the same as those that applied to the Company’s 2013 annual financial statements.

4.	Accounting Standards, Amendments and Interpretations

a)        New Standards, Amendments and Interpretations Effective for the first time from January 1, 2014

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2014 or later periods. The following new standards, amendments and interpretations have been adopted in these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

4.	Accounting Standards, Amendments and Interpretations - continued

a) New Standards, Amendments and Interpretations Effective for the first time from January 1, 2014- continued

•	Amendment to IAS 32 Financial Instruments: Presentation

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The standard is effective for annual periods beginning on or after January 1, 2014. The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

b)        Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2014. They have not been early adopted in these financial statements, and are expected to affect the Company in the period of initial application. In all cases the Company intends to apply these standards from application date as indicated below:

•	Amendment to IFRS 7, Financial Instruments: Disclosure

Amended standard IFRS 7 Financial Instruments: Disclosure outlines the disclosures required when initially applying IFRS 9 Financial Instruments. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact that the adoption of this standard may have on its financial statements.

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

5.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel (formerly Newcastle Resources Ltd.) acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent. These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

5.	Reverse Takeover Transaction and 583885 B.C. Ltd. - continued

At June 30, 2014, there were 1,700,000 common shares held in escrow and no performance conditions were met (Year ended December 31, 2013 no performance conditions were met). Stock based compensation of $Nil (representing the fair value of the shares issued) was recognized for these shares during the period ended June 30, 2014 (December 31, 2013: $nil) The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

6.	Equipment

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2013	$14,249	$29,394	$43,643
Additions	-	2,494	2,494
Disposals	-	-	-
At June 30, 2014	14,249	31,888	46,137

Depreciation:
At December 31, 2013	5,958	14,361	20,319
Charge for the period	809	2,544	3,353
Elimination on disposal	-	-	-
At March 31, 2014	6,767	16,905	23,672
Net book value at June 30, 2014	$7,482	$14,983	$22,465

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2012	$14,249	$21,540	$35,789
Additions	-	7,854	7,854
Disposals	-	-	-
At December 31, 2013	14,249	29,394	43,643

Depreciation:
At December 31, 2012	4,069	10,125	14,194
Charge for the year	1,889	4,236	6,125
Elimination on disposal	-	-	-
At December 31, 2013	5,958	14,361	20,319
Net book value at December 31, 2013	$8,291	$15,033	$23,324

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital

	a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

	b)	Issued and Outstanding:

During the three and six months ended June 30, 2014:

(i)

The Company issued common shares upon the exercise of warrants that had been issued February 28, 2012 through April 20, 2012. The Company issued 1,508,512 common shares at a price of US$0.50 per share for gross proceeds of CAD$834,218, plus $212,449 being the fair value of the warrants on the date of exercise (note 7(g)). A total of $1,046,667 was recognized in common stock.

(ii)

The Company completed private placements consisting of a total of 5,320,167 units (each a “Unit”) at a price of $0.75 per Unit for total gross proceeds of $3,990,125. Each Unit consists of one common share of the Company (each, a “Share”) and one Share purchase warrant, which will entitle the holder to purchase one additional Share for a period of two years from the closing of the private placement at a price of $1.00 per Share during the first year and $1.25 per Share during the second year. Finder’s fees of $291,215 were paid in cash, and 356,333 agent’s warrants with a 24 month life, and an exercise price of $0.75 per agent’s warrant were issued. The fair value of the agent’s warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield – 0%; expected volatility – 89%; a risk-free interest rate of 1.06%; an expected life of 24 months. The value assigned to the agent’s warrants was $129,247.

During the year ended December 31, 2013:

(iii)

The Company completed private placements totalling 2,043,555 units at a price of CAD$0.31 per unit for gross proceeds of $633,502, of which $24,851 was included in share subscriptions at December 31, 2013. A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the financing.

(iv)

The Company completed a private placement of 1,050,000 shares at a price of CAD$0.50 per share for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

c)	Stock Option Plans:

(i)

On May 21, 2014, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

c)	Stock Option Plans: – continued

(ii)

Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after 6 to 7 years. Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

d)	Fair value of Company Options Issued from January 1, 2013 to June 30, 2014

During the six month period ended June 30, 2014, 1,000,000 options were granted to employees and consultants of the Company, and 200,000 options were forfeited (for the six months ended June 30, 2013: 500,000 granted and 250,000 forfeited). The range of exercise price is CAD$0.55 to CAD$0.85, expected life of five to seven years, and vesting period over one year to three years from the grant date.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	Six months	Year ended
	ended June 30,	December 31,
	2014	2013
Risk fee rate	1.71%	2.07%
Expected life (years)	5.2	7
Volatility	89%	89%
Expected Dividend	$-	$-
Expected forfeiture rate	0%	0%
Exercise price	$0.66	$0.51
Grant date fair value	$0.55	$0.33

The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

e)	Stock-based Compensation

The Company recognized a fair value of $482,968, as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; for the six months ended June 30, 2014; (for the six months ended June 30, 2013 - $377,804).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the six months ended June 30, 2014 and the year ended December 31, 2013 is as follows:

			Weighted
			Average
			Exercise
	Number of Options		Price
Outstanding, January 1, 2014	3,810,000	$	CAD 0.64
Granted	1,000,000		CAD 0.66
Exercised	-		-
Forfeited	(200,000)		CAD 0.63
Cancelled	-		-
Outstanding, June 30, 2014	4,610,000	$	CAD 0.65
Exercisable, June 30, 2014	3,417,500	$	CAD 0.67

Outstanding, January 1, 2013	3,650,000	$	CAD 0.98
Granted	2,000,000		CAD 0.51
Exercised	-		-
Forfeited	(1,840,000)		CAD 1.25
Cancelled	-		-
Outstanding, December 31, 2013	3,810,000	$	CAD 0.64
Exercisable, December 31, 2013	2,447,500	$	CAD 0.65

As at June 30, 2014, the range of exercise prices for options outstanding under the Company Stock Option Plan is CAD$0.41 - US$1.00 (2013: $0.41 - $1.00) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 4.57 years (2013: 4.96 years).

f)	Escrow Shares

a)	Pursuant to the Acquisition described in Note 5, at June 30, 2014:

i)

1,700,000 (December 31, 2013: 1,700,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the six month period ended June 30, 2014, no shares were released from escrow (year ended December 31, 2013: nil). The Company recognized a fair value of $nil, (December 31, 2013: $nil) as stock based compensation expense in the statement of operations for the period.

ii)	260,008 (December 31, 2013: 1,754,894) common shares are held in escrow under a pooling agreement and will be released on July 1, 2014.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

f)	Escrow Shares - continued

As the release of these shares is certain, they have been included in the calculation of loss per share.

b)

On January 13, 2014, the Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) as a Tier 1 issuer under its current trading symbol “RP”. RepliCel’s common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. In connection with the Company’s listing on the TSXV, 23,508,682 shares of its common stock (each, a “Share”), which represents approximately 49% of the Company’s issued and outstanding shares were escrowed, with 25% of the escrowed Shares being released upon listing and a further 25% every six months. In addition, stock options to acquire up to 1,400,000 shares are also subject to escrow under the same release schedule. At June 30, 2014, 17,631,511 shares of common stock and 1,050,000 stock options are held under escrow.

g)	Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

			Weighted
			Average
	Warrants		Exercise
	Outstanding		Price
Outstanding, January 1, 2014	2,125,046	$	US 0.68
Exercised	(1,508,512)		US 0.50
Expired	(366,534)		US 0.50
Outstanding, June 30, 2014	250,000	$	US 2.00

During the six month period ended June 30, 2014, 1,508,512 warrants were exercised for US$0.50 per warrant. The Company issued 1,508,512 common shares for cash proceeds of CAD$834,218 (see note 7(b)).

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s condensed consolidated interim statement of financial position and are fair valued at each reporting period.

The warrants entitle holders to purchase an aggregate of 250,000 common shares. The assumptions used to determine the fair value of $29,305 at June 30, 2014 were as follows: (1) risk-free rate of 1.09%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 22 months; (5) share price of US$0.62; and (6) an exercise price of US$2.00.

The assumptions used to determine the fair value of $208,387 at December 31, 2013 were as follows: (1) risk-free rate of 1.10% – 1.14%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 2 – 29 months; (5) share price of US$0.50; and (6) an exercise price of US$0.50 – US$2.00.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

	g)	Warrants denominated in a foreign currency - continued

The change in the fair value of the warrants for the six months ended June 30, 2014 was a loss of $33,367 (June 30, 2013 – loss of $35,357) and was recorded in the condensed consolidated interim statement of comprehensive loss.

		December 31,
	June 30, 2014	2013
Warrants denominated in a foreign currency, opening balance	$208,387	$68,205
Fair value of warrants issued	-	-
Fair value of warrants exercised (note 7 (b))	(212,449)	-
Change in fair value of warrants	33,367	140,182
Warrants denominated in a foreign currency, closing balance	$29,305	$208,387

h)	Warrants

The number of warrants outstanding at June 30, 2014, each exercisable into one common share, is as follows:

			Weighted	Expiry
	Warrants		Average
	Outstanding		Exercise
			Price
May 17, 2012	250,000		US 2.00	May 17, 2016
April 10, 2013	1,643,555		CAD 0.50	April 10, 2015
May 21, 2013	400,000		CAD 0.50	May 21, 2015
May 9, 2014	3,717,167		CAD 1.00	May 9, 2016
May 9, 2014	297,373		CAD 0.75	May 9, 2016
May 21, 2014	737,000		CAD 1.00	May 21, 2016
May 21, 2014	58,960		CAD 0.75	May 21, 2016
June 16, 2014	866,000		CAD 1.00	June 16, 2016
Outstanding, June 30, 2014	7,970,055	$	CAD 0.83

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

8.	Related Party Transactions Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	June 30, 2014	December 31, 2013
Companies controlled by directors of the Company	$7,579	$27,736
Directors or officers of the Company	2,500	-
	$10,079	$27,736

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended		Six months ended
	June 30, 2014	June 30,	June 30,	June 30,
		2013	2014	2013
Research consulting fees	$57,000	$56,872	$113,822	$107,573
	$57,000	$56,872	$113,822	$107,573

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended		Six months ended
	June 30, 2014	June 30,	June 30,	June 30,
		2013	2014	2013
General and administrative - salaries	$92,500	$101,250	$193,750	$202,500
Stock-based compensation	13,933	11,082	40,687	44,052
	$106,433	$112,332	$234,437	$246,552

9.	Refundable Tax Credit

During the six months ended June 30, 2013 the Company received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783 during the six months ended June 30, 2013.

10.	Financial Instruments and Risk Management

As at June 30, 2014, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

10.	Financial Instruments and Risk Management - continued

The Company is exposed through its operations to the following financial risks:

•	Currency risk
•	Credit risk
•	Liquidity risk
•	Interest rate risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At June 30, 2014 the Company held US dollar cash balances of $523,878 (US$490,716) (December 31, 2013: $26,385 or US$24,807). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$5,239 (US$4,907) on the cash balance held June 30, 2014.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at June 30, 2014:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$320,612	$320,612

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

10.	Financial Instruments and Risk Management - continued Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

		Level	June 30,	December
	Classification		2014	31, 2013

Cash and cash equivalents	Loans and receivables	Level 1	$4,323,053	$1,958,005
			$4,323,053	$1,958,005

Financial liabilities included in the statement of financial position are as follows:

		Level	June 30,	December
	Classification		2014	31, 2013
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	Level 2	$320,612	$369,355
Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	Level 2	29,305	208,387
			$349,917	$577,742

There were no changes to the Company’s fair value measurement levels during the year ended June 30, 2014 (2013: no change). The Company does not have any level 3 fair value measurements (2013: none).

11.	Commitments

The Company has entered into an operating lease agreement for its office premises. The term of the lease is for three years ending on October 31, 2015 and the annual commitments under the lease are as follows:

2014	2015

$66,600	$111,000

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(Stated in Canadian Dollars)
(Unaudited)

12.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders equity and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program. Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.

There has been no change in the Company’s approach to capital management during the six month period ended June 30, 2014.

13.	Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

14.	Events after the Reporting Date

Subsequent to June 30, 2014, the Company granted 80,000 options to an employee and consultant of the Company. The options vest over a one year period and are exercisable at $0.66 per share until July 7, 2019.